Exhibit 99.155

EnCana Corporation

1148607 Alberta Limited

(Collectively Vendors)

- and -

StarPoint Commercial Trust, by its trustee, 1149708 Alberta Ltd.

1167639 Alberta Ltd.

(Collectively Purchasers)

PARTNERSHIP INTEREST SALE AGREEMENT

SALE OF

1148607 ALBERTA PARTNERSHIP

Executed: May 9, 2005

SCHEDULES

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“B”	Lands, Leases, Petroleum Interests and Wells
“C”	Facilities and Seismic
“D”	Material Contracts
“E”	AFEs
“F”	Forms of EnCana Leases
“G”	[***]
“H”	Unit Agreements
“I”	[***]
“J”	[***]

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PARTNERSHIP INTEREST SALE AGREEMENT

1148607 ALBERTA PARTNERSHIP

THIS AGREEMENT made this 9th day of May, 2005

AMONG:

EnCana Corporation, a body corporate registered to carry on business in the Province of Alberta and having an office in the City of Calgary, in the Province of Alberta

(hereinafter referred to as “EnCana”)

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1148607 ALBERTA LTD., a body corporate registered to carry on business in the Province of Alberta and having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as “607 Ltd.”)

(EnCana and 607 Ltd. collectively hereinafter referred to as “Vendors”)

- AND -

StarPoint Commercial Trust, a trust formed pursuant to the laws of Alberta, by its trustee, 1149708 Alberta Ltd. (hereinafter referred to as “StarPoint”)

- and -

1167639 Alberta Ltd., a body corporate registered to carry on business in the Province of Alberta and having an office in the City of Calgary in the Province Of Alberta (hereinafter referred to as “639 Ltd.”)

(StarPoint and 639 Ltd. collectively hereinafter referred to as “Purchasers”)

WHEREAS EnCana and 607 Ltd. have agreed to sell the Partnership Interests to the Purchasers and the Purchasers have agreed to purchase the Partnership interests from EnCana and 607 Ltd., all on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and warranties herein contained, the parties agree as follows:

ARTICLE I – INTERPRETATION

1.01        Definitions.

In this Agreement, including the recitals and the Schedules, the following terms have the following meanings:

(a)           “Abandonment and Reclamation Obligations” means all obligations under common law, the Title and Operating Documents and the Regulations:

(i)            to abandon the Wells;

(ii)           to decommission and remove the Tangibles, including associated foundations and structures; and

(iii)          to restore, remediate and reclaim the lands to which the Surface Rights relate;

(b)           “AFEs” means authorities for expenditure, mail ballots, cash calls or other similar approvals issued pursuant to the Title and Operating Documents including without limitation those set out in Schedules hereto;

(c)           “Affiliate” means, as to a Person, any other Person controlling, controlled by or under common control with such Person where “control”, “controlling” or “controlled” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results id control in fact provided that direct or indirect ownership of shares of a corporation carrying not less than 50% of the voting rights shall constitute control of such corporation.

(d)           “Agreement” means this Partnership Interest Sale Agreement dated the 9th day of May, 2005 between the Vendors and the Purchasers;

(e)           “Applicable Law” means, in relation to any Person, Asset, transaction or event, all applicable common law and provisions of laws, statutes, rules, regulations, official directives and orders of all federal, provincial, municipal and local governmental bodies (whether administrative, legislative, executive or otherwise) and judgements, orders and decrees of all courts, arbitrators, commissions or bodies exercising similar functions in actions or proceedings in which the Person in question is a party, by which it is bound or having application to such Person, the Assets, the transaction or event in question;

(f)            “Arbitrator” shall have the meaning set forth in Section 19.03(b);

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(h)           “Assets” means the entire right, title, estate and interest of Partnership in and to the Petroleum Interests, Tangibles and Miscellaneous Interests;

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(j)            “Business Day” means a day other than Saturday or Sunday or a statutory holiday In Calgary, Alberta;

(k)           “Claims” means any claim, demand, lawsuit, proceeding, arbitration or governmental proceeding or investigation other than a claim in respect of tax;

(l)            “Closing” means the transfer of the Partnership Interests, the payment by Purchasers of the Purchase Price and the delivery of all documents required hereby;

(m)          “Closing Date Working Capital” means Working Capital as of 12:01 A.M. (Calgary time) on the Closing Date;

(n)           “Closing Date” means the later of:

(i)            10:00 am (Calgary time) on 30th day of June, 2005;

(ii)           the third (3rd) Business Day after Competition Act Approval is obtained; or

(iii)          or such other time and date as may be agreed upon in writing by Vendors and Purchasers;

(o)           “Competition Act” means the Competition Act (Canada);

(p)           “Competition Act Approval” means one of the following has occurred;

(i)            the Commissioner has issued an Advance Ruling Certificate provided by or on behalf of the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated herein on terms and conditions satisfactory to the Parties, each acting reasonably;

(ii)           the waiting period under the Section 123 of the Competition Act (Canada) shall have expired without the Commissioner having advised that the Commissioner intends to apply to the Competition Tribunal for an order under Section 92 or 100 of the Competition Act in respect of the transactions contemplated herein; or

(iii)          a “no action” letter has been provided by or on behalf of the Commissioner indicating that the Commissioner does not at that time intend to apply to the Competition Tribunal for an order under Section 92 of the Competition Act in respect of the transactions contemplated herein;

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(r)            “Data Room” means the actual and virtual [***] behalf of the Vendors in respect of the Assets of the partnership;

(s)            “Defect Value* means the cumulative amount of Purchasers’ bona fide estimates of the reduction in value of all Uncured Title Defects;

(t)            “Deficiency Statement” means a written notice of Title Defects, but not including Permitted Encumbrances, made by Purchasers to Vendors in compliance with the time deadline set out herein and setting out:

(i)            all Title Defects in reasonable detail;

(ii)           the Assets affected thereby;

(iii)          Purchasers’ bona fide estimate of the reduction in value of the Assets affected thereby broken down on an asset by asset basis and including a description on how such value was determined, and

(iv)          Purchasers’ suggestions for the curing thereof;

[***]

(x)           “EnCana Fee Lands” means those Lands In which EnCana owns a fee simple [***] or “New Lease to be issued”;

(y)           “EnCana Leases” means the leases to be issued to the Purchasers or their designated nominee on the EnCana Fee Lands relating to the Assets in accordance With the provisions of this Agreement and the EnCana Lease Terms as set out on Schedule “G” hereto;

(z)           “Environmental Defect” means a condition in, on or under or any one incident on an Asset that is attributable to the period of time before the Effective Time and that gives rise to an Environmental Liability where the Estimated Environmental Cast for any one such [***] include Abandonment and Reclamation Obligations to the extent normally associated with similar tangible assets which have been operated in accordance with good oilfield practice;

(aa)         “Environmental Defect Notice” means a written notice of an Environmental Defect made by Purchasers to Vendors in compliance with the time deadlines set out herein and setting out;

(i)            the name of the affected Asset and location of the affected site or incident;

(ii)           reasonable detail of the condition at the site or of the incident that causes the Environmental Defect;

(iii)          projected remedial activity for the Environmental Defect;

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(bb)         “Environmental Liability” means all Losses and Liabilities pertaining to the Assets in respect of the environment, whether or not caused by a breach of the common law or the Regulations and whether or not resulting from operations conducted with respect to the Assets, including Losses and Liabilities related to:

(i)            the transportation, storage, use or disposal of toxic or hazardous substances or hazardous, dangerous or non-dangerous oilfield substances or waste;

(ii)           the release, spill, escape or emission of toxic or hazardous substances;

(iii)          any other pollution or contamination of the surface, substrata, soil, air, ground water, surface water or marine environments;

(iv)          Losses and Liabilities suffered by Third Parties as a result of the occurrences in Paragraphs (i), (ii) and (iii) of this Section;

(v)           any obligations imposed [***] law to protect the environment or to rectify environmental problems; and

(vi)          as a result of operations carried out by others on lands not part of the Assets but in proximity to the Assets which operations have caused damage to the Assets;

(cc)         “Estimated Environmental Cost” means a bona fide estimate of the net present value of the Partnership’s working interest share of the cost to remedy any one Environmental Defect;

(dd)         “EUB” means the Alberta Energy and Utilities Board;

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(ff)          “Facilities” means the facilities set out in Schedule “C”;

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(hh)         “Final Statement of Adjustments” means a statement setting forth the actual amounts and adjustments described in Section 20.01(l);

(ii)           “Financial Information” means financial information relating to the Partnership and to the Assets, including (i) source records, books, general ledger, gathering and processing records, invoices, operating statements in Vendors’ or their Affiliates’ possession or to which it has reasonable access, and (ii) other financial statements and summaries previously prepared by the Vendors or their Affiliates in association with the Partnership and the Assets (to the extent they are in the possession and control of the Vendors), including:

(i)            audited statements of revenue, royalties and operating expenses associated with the Assets for the period ended December 31, 2002, December 31, 2003 and December 31, 2004 together with PricewaterhouseCoopers LLP’s audit report thereon in the form prepared; and

(ii)           unaudited statements of revenue, royalties and operating expenses associated with the Assets for the most recently completed interim period at or prior to the Closing Date and the comparable period in the preceding financial year, together with PricewaterhouseCoopers LLP’s review engagement report thereon,

(jj)           “GAAP” or “generally accepted accounting principles” means accounting principles generally accepted in Canada, as described and promulgated by the Canadian Institute of Chartered Accountants which are applicable on the relevant date;

(kk)         “Interim Period” means the period, if any, from the Effective Time to, but not including the Closing Date;

(ll)           “Lands” means the lands, formations and associated Petroleum Substances set out in Schedule “B” under the heading “Lands, Leases, Petroleum Interests and Wells”;

(mm)      “Leases” means, collectively, the EnCana Leases and the various leases, licenses, permits, reservations, certificates of title and other documents of title and agreements by virtue of which Partnership is entitled to explore for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands or lands with which the Lands are pooled or unitized, Including those leases, licenses, permits, reservations, certificates of title and other documents of title and agreements set out in Schedule “B” under the headings “Lease to be Issued,” “New Lease to be Issued”, and “Document number” and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefor;

(nn)         “Losses and Liabilities” means all claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any of a Party, its directors, officers, agents and employees, including reasonable legal fees and disbursements on a solicitor and its own client basis;

(oo)         “Material Contracts” means to the extent directly related to the Partnership and to the Assets, any of the following agreements which are not terminable on thirty-one (31) days’ notice or less without early termination penalty or cost:

(i)            agreements for the sale of Petroleum Substances;

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(iii)          transportation agreements and processing agreements;

(iv)          agreements for the injection or subsurface disposal of substances;

(v)           agreements for treating and injections;

(vi)          construction, ownership and operation agreements relating to any of the Tangibles; and

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(pp)         “Miscellaneous Interests” means the entire right, title, estate and interest of Partnership and Vendors In all property, assets and rights (other than the Petroleum Interests, and the Tangibles) to the extent they pertain directly to the Petroleum Interests, or the Tangibles, including:

(i)            the Title and Operating Documents;

(ii)           the Surface Rights;

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Unless otherwise agreed in writing by the parties, however, the Miscellaneous Interests shall not include agreements, documents or date to the extent that:

(A)          they pertain to Vendors’ proprietary technology, interpretations or economic evaluations;

(B)          they are owned or licensed by Third Parties with restrictions on their deliverability or disclosure by Vendors to any assignee which is not an affiliate of Vendors; or

(C)          they are referred to specifically as exclusions in Schedule “B”;

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(ss)          [***]

(tt)           [***]

(uu)         “Party” means a signatory to this Agreement;

(vv)         “Permitted Encumbrances” means:

(i)            liens for taxes, assessments and governmental charges which are not due or delinquent at the Effective Time, or the validity of which is being contested in good faith by Vendors, or the Partnership, and which will be adjusted in accordance with Section 20.01;

(ii)           mechanics’, builders’, materialmen’s or similar liens for services rendered or goods supplied for which payment is not then due, or the validity of which is being contested in good faith by Vendors, or the Partnership, and which will be adjusted in accordance with Section 20.01;

(iii)          easements, rights of way, servitudes and other similar rights In lands which in total do not materially impair the use of the Assets as being used at the Effective Time;

(iv)          the royalties, adverse claims, other encumbrances and reductions in interest described in Schedule “B”;

(v)           Rights of First Refusal, set out in Schedule “B” to this Agreement;

(vi)          the terms and conditions of the Title and Operating Documents and the express or implied reservations or exceptions in any grants or transfers of mineral rights from the Crown, provided that the following items must be identified in one of the Schedules to qualify as Permitted Encumbrances: (A) any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum Interests far which the Partnership has assumed the obligation for payment; (B) any existing potential alteration of the Partnership’s interest in the Assets because of a payout Conversion or farmin, farmout or such other agreement; (C) any agreements described in Section 1.01(oo);

(vii)         legally binding requirements imposed by statutes or governmental boards, tribunals or authorities concerning rates of production from operations on any of the Lands or otherwise affecting recoverability of Petroleum Substances from the Lands and which are generally applicable to the oil and gas industry in Alberta;

(viii)        provisions for penalties and forfeitures under operating procedures or similar agreements which will arise if Vendors or Partnership validly elects with Purchaser’s consent, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply;

(ix)          any defects or deficiencies in title to the Assets disclosed in this Agreement and any other Title Defects that are waived or deemed to be waived under Article IX;

(ww)       [***]

(xx)         “Person” includes an Individual, a partnership, a body corporate, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

(yy)         “Personal information” means information about an identifiable Individual but does not include an individual’s name, position, title, business telephone number, business address, business e-mail or business fax number.

(zz)         [***]

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(aaa)      “Petroleum Substances” means petroleum, natural gas and related hydrocarbons and all other substances (whether hydrocarbon or not) but excluding coal, including sulphur, capable of being produced in association with petroleum and natural gas and related hydrocarbons the right to explore for which, or an interest in which, is granted under the Leases;

(bbb)      “Place of Closing” means the office of EnCana located at 1800,855 - 2nd Street SW, Calgary, Alberta or such other place as Vendors and Purchasers may agree;

(ccc)       “Prime Rate” means the per annum rate designated as the prime rate for Canadian dollar commercial loans by the main Calgary branch of the Royal Bank of Canada, with any change to that rate being effective under this Agreement on the same day as it is made effective by that bank;

(ddd)      “Purchase Price”, means [***]

(eee)       “Regulations” means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Assets or the Parties;

(fff)        “Representatives” means in respect of a Party:

(i)            its Affiliates; and

(ii)           the respective directors, officers, agents and employees of such Party and its Affiliates;

(ggg)       “Right of First Refusal” means a right of first refusal, pre-emptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Partnership interests to the Purchasers in accordance with the terms of this Agreement;

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(iii)          [***]

(jjj)         “Specific Conveyances” means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, In accordance with normal oil and gas industry practices, to convey, assign and transfer to the Purchasers, or such nominees thereof as Purchasers may direct, legal or registered title to those of the Assets that are being held by EnCana or an Affiliate or other nominee as bare trustee for the Partnership;

(kkk)      “Surface Rights” means alt rights to use the surface of land in connection with the Assets, including the right to enter upon and occupy the surface of land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Assets;

(lll)          “Tangibles” means the Partnership’s entire right, title, estate and interest in all tangible depreciable property and assets including Facilities used or intended to be used solely in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to the Petroleum Interests and situated within or upon the Lands or lands with which they have been pooled, or unitized including the tangible equipment, if any, relating to the Wells and downhole equipment;

(mmm)  “Tax” or “Taxes” means all income, capital, sales, excise, value added, goods and services, customs, duties and property taxes; all other fees, assessments withholdings and charges imposed by governmental authorities; and all penalties, interest and fines or additions attributable to or imposed on or with respect to such taxes, fees, assessments withholdings and charges;

(nnn)      “Tax Returns” includes all returns, reports, declarations, elections, filings, information returns and statements in respect of Taxes required to be filed under Regulations;

(ooo)      “Third Party” means any individual or entity other than Vendors and Purchasers, or Affiliates thereof, including any partnership, corporation, trust, unincorporated organization, union, government and any department or agency thereof and any heir, executor, administrator or other legal representative of an individual;

(ppp)      “Thirteenth Month Adjustment” means the accounting procedure performed annually by an operator of particular Tangibles for the purpose of redistributing certain revenues and expenses, Including operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances);

(qqq)      “Title and Operating Documents” means, to the extent directly related to the Petroleum Interests, Miscellaneous Interests, and the Tangibles, or any of them all agreements and documents that relate to the ownership, operation or exploitation of the Petroleum Interests, Miscellaneous Interests or the Tangibles, including:

(i)            the leases;

(ii)           the Material Contracts;

(iii)          operating agreements, royalty agreements, assignments, unit, agreements, farmout or farmin agreements, option agreements, participation agreements, pooling agreements, sale and purchase agreements, trust declarations and asset exchange agreements;

(iv)          agreements pertaining to the Surface Rights;

(v)           agreements for the construction, ownership and operation of gas plants, gas gathering systems and other tangibles; and

(vi)          any approvals, authorizations or licenses required under the Regulations for the conduct of operations with respect to the Assets, including Well and pipeline licenses;

(rrr)         “Title Defect” means:

(i)            In relation to a particular Asset, a material defect in the title of the Partnership to such Asset other than the Permitted Encumbrances, which is such that a reasonable, prudent and otherwise willing buyer of such Asset for the fair market value thereof (computed as if such defect did not exist) would refuse to purchase such Asset solely at such fair market value because of such defect; or

(ii)           with respect to an Interest in a particular Asset attributed to the Partnership in this Agreement, the Partnership’s or Vendors’ actual interest being less than that attributed to it or being subject to a mortgage, royalty, charge or other encumbrance, other than Permitted Encumbrances, which is not disclosed by this Agreement;

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(sss)        “Transferring Employees” means those employees of EnCana and its Affiliates, whose identity has been disclosed to Purchasers in writing prior to the date hereof, who are to be offered employment by Purchasers;

(ttt)         “Uncured Title Defects” means Title Defects described by Purchasers in the Deficiency Statement which have not been cured to Purchasers’ satisfaction; acting reasonably, and which have not been waived by Purchasers;

(uuu)      “Unit Facility Interest” means the interest of the Partnership under the Unit Agreements, which interest is the percentage interest set forth in Schedule “H”;

(vvv)      “Unit Agreements” means the unit agreement or unit agreements as defined in Schedule “H”;

(www)    “Wells” means all producing, shut-in, abandoned, suspended, capped, injection and disposal wells, as set out in Schedule “B” under the heading “Wells”;

(xxx)      “Working Capital” means, without duplication, the sum of:

(i)            all of the Partnership’s prepaid expenses, including Crown royalty deposits with the Government of Alberta;

(ii)           all other current assets of the Partnership;

less

(iii)          accounts payable and accrued charges of the Partnership; and

(iv)          all other current liabilities of the Partnership;

[***] For the purposes of this definition, all such amounts included in this definition shall be evaluated as of the Closing Date and in accordance with GAAP (except as specifically otherwise provided in this Agreement),

1.02        Schedules.

The following are the Schedules attached to and forming part of this Agreement:

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“B”	Lands, Leases, Petroleum Interests and Wells
“C”	Facilities and Seismic
“D”	Material Contracts
“E”	AFEs
“F”	Forms of EnCana Lease
“G”	[***]
“H”	Unit Agreements
“I”	[***]
“J”	[***]
[***]
“L”	[***]

1.03        References and Interpretation. Unless otherwise stated or the context otherwise requires:

(a)           words importing the singular number include the plural and vice versa and words importing the masculine gender Include the feminine and neuter genders;

(b)           the division of this Agreement into sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(c)           the references “hereunder”, “herein, and “hereof” refer to the provisions of this Agreement, and references to “Article”, “Section”, “Paragraph” or “Subparagraph” herein refer to the specified Article, Section, Paragraph or Subparagraph of this Agreement;

(d)           a capitalized derivative of a defined term will have a corresponding meaning;

(e)           whenever there occurs a word of general application or of a general class which is staled to “include” a word or an enumerated list of words with a particular or specific meaning, such particular or specific word or enumerated list of words of particular or specific meaning shall not be interpreted so as to be an exhaustive list of those matters or things falling within the word or general application or of a general class;

(f)            all references herein to dollars are references to currency of Canada unless otherwise specified in this Agreement; and

(g)           any reference to days refers to calendar days unless the reference is to Business Days, and if the phrase “within”, “at least” or “not later than” is used with reference to a specific number of days or Business Days, the day of receipt of the relevant notice will be excluded and the day of the relevant response or event will be included in determining the relevant time period. However, if the time for doing any act expires on a day that is not a Business Day, the time for doing that act will be extended to the next Business Day.

1.4          Interpretation if Closing Does Not Occur. In the event that Closing does not occur, each provision of this Agreement which presumes that Purchaser has acquired the Partnership Interests or Miscellaneous Interests shall be construed as having been contingent upon Closing having occurred.

1.5          Conflicts. If there is any conflict, whether express or implied, or inconsistency between a provision of the body of this Agreement and that of a Schedule or a conveyance document, the provision of the body of this Agreement shall prevail.

1.06        Exclusion of Assets. If a portion of the Assets is to be reconveyed to Vendors’ [***] because of uncured Title Defects, or by the written agreement of the Parties:

(a)           the terms “Assets”, “Facilities”, “Petroleum Interests”, “Lands”, “Leases”, “Miscellaneous Interests” and “Tangibles” will be deemed to be amended to reflect the exclusion of that portion of the Assets and this Agreement and the Schedules hereto will be deemed to be amended accordingly;

(b)           the Purchase Price will be reduced by the value attributed to the Assets for which Closing does not occur under Article IX or Article X, as applicable, the “Purchase Price” will be construed to be that reduced amount and [***]

(c)           the Parties will, as soon as practicable, execute such further documents, acknowledgements and amendments to property evidence the removal of such Assets from this Agreement.

1.07        [***]

ARTICLE II – PURCHASE AND SALE AND RELATED MATTERS

2.01        Sale of Partnership Interests. Upon the terms and subject to the conditions of this Agreement, the Vendors agree to sell, assign, transfer, convey and set over to the Purchasers, and the Purchasers agree to purchase from the Vendors, at the Closing Date, all of the right, title and interest of Vendors in the Partnership Interests as follows:

(i)            [***]

(ii)           [***]

2.02        Deposit.  Vendors hereby acknowledges receipt from Purchasers of the amount of [***] dollars as an earnest money deposit (the “Deposit”).  If the Deposit is returned to Purchasers hereunder, interest shall be deemed to occurs on the Deposit from the date Vendors received the Deposit until it is paid [***]

(a)           if Closing occurs, the Deposit shall be credited against the Purchase Price;

(b)           If Closing does not occur due to the default by Purchasers of the terms and conditions of this Agreement. [***]

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2.03        Payment of Purchase Price. At Closing, Purchasers shall pay to Vendors, the Purchase Price, as adjusted for interim adjustments and Closing Date Working Capital pursuant to the terms of this Agreement, less the amount of the Deposit, by way of wire transfer, in immediately available funds to the Vendors, or as the Vendors may direct.

2.04        [***]

2.05        Calculation of Working Capital Adjustment. The Purchase Price shall be increased or decreased on a dollar for dollar basis by the amount by which the Closing Date Working Capital is greater or less than “nil”. If the Closing Date Working Capital is greater than “nil”, the Purchasers shall pay the amount of such excess to the Vendors and if the Closing Date Working Capital is less than “nil”, the Vendors shall pay the amount of such shortfall to the Purchasers,

2.06        Governmental Security Deposits. In the event, prior to or after the Closing Date, a governmental authority or regulatory agency requires as a pre-requisite to or a condition of the transfer of any license, permit or approval pertaining to the Partnership or to the Assets, a security deposit or any kind of monetary payment such amount shall be paid by Purchasers as and when due.

2.07        Manner of Payment.

(a)           Unless the Parties agree otherwise, all payments to be made pursuant hereto shall be made by wire transfer in immediately available funds. A payment made by wire transfer shall be deemed to have been received by the Party entitled to receive such payment only upon such Party receiving a confirmation from its banker that such payment has been made.

(b)           The Parties shall provide each other with wire transfer instructions at least five (5) Business Days before the Closing Date.

ARTICLE III – CLOSING

3.1          The Closing. The Closing will take place at the Place of Closing on the Closing Date.

3.2          Transfer of possession.   The assumption of the benefits, obligations and risks associated with the Partnership’s interests in the Assets by the Purchasers will be effective as of the Effective Time.  As between the parties, possession of the Partnership Interests will not pass to Purchasers until the Closing Date.

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3,05        Deliveries at Closing.

(a)           At Closing, Vendors shall table the following;

(i)            assignment agreements in respect of the Partnership interests and the Partnership Agreement;

(ii)           a registrable Notice of Amendment to Declarations of Partnership duly executed by the Vendors;

(iii)          the original minute books of the Partnership and all books, records, files, reports, data, documents and agreements pertaining to the Partnership, including the Title and Operating Documents but excluding proprietary Information;

(iv)          [***]

(v)           receipt for the Purchase Price;

(vi)          certified copies of resolutions of the boards of directors of Vendors and the Partnership which authorizes the execution and delivery of this Agreement and the completion of the sale of the Partnership Interest and the other transactions contemplated by this Agreement;

(vii)         all relevant information and records respecting any bank accounts of the Partnership;

(viii)        [***]

(ix)          [***]

(x)           [***]

(xi)          [***]

(xii)         [***]

(xiii)        such other documents required to be delivered to the Purchasers by the Vendors at the Closing pursuant to this Agreement including any consents required to effect the transactions hereunder.

(b)           at Closing, Purchasers shall table the following:

(i)            the Purchase Price payable pursuant to Section 2.03 less the Deposit;

(ii)           [***]

(iii)          [***]

(iv)          [***]

(v)           such other documents required to be delivered to the Vendors by the Purchasers at Closing pursuant to this Agreement,

(c)           [***]

3.06        Delivery of Documents.  To the extent that Vendors are not reasonably able to deliver the Title and Operating Documents and all files relating to the Wells and Miscellaneous Interests to Purchasers, Vendors shall, as soon as is practicable after Closing (and in any event within thirty (30) days of Closing), deliver to Purchasers the copies of the Title and Operating Documents and all files relating to the Wells and Miscellaneous Interests which if has in its possession, provided that if Vendors retain any interest In any property to which any of the Title and Operating Documents relate. Vendors may retain the original copy of such Title and Operating Document and provide a photocopy of it to Purchasers,

3.06        Access to Records.  Vendors may, at their sole expense, after Closing, gain access to, during regular business hours, and obtain from Purchasers copies or photocopies of any Title and Operating Documents which were delivered to Purchasers at Closing and which Vendors require for audits or claims by Third Parties.

3.08        Specific Conveyances:

(a)           The Specific Conveyances shall be prepared and executed by EnCana or its Affiliate or nominee, as applicable, provided that such documents shall not require EnCana, or its Affiliate or nominee to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement. Purchasers shall notify EnCana no later than twenty (20) days prior to the Closing Date of the nominee or nominees that it wishes to be the recognized legal holder of the Assets in the place and stead of the current nominees of the Partnership and in whose names the Specific Conveyances are to be prepared, assuming such interest cannot be held by the Partnership. After Closing, EnCana snail co-operate with Purchasers in their procurement of the execution of such Specific Conveyances by Third Parties. After Closing, Purchasers shall use all reasonable efforts to have its designated nominees become, as soon as reasonably practicable, the legal or registered holder of the Assets in the place and stead of the current nominees of the Partnership and shall promptly register all Specific Conveyances; provided, however, in furtherance thereof, EnCana may elect to register all transfers of well licenses, pipeline permits and similar documents. EnCana, where Purchasers are the registering Party, and Purchaser, where EnCana is the registering Party, shall promptly take whatever steps are necessary to verify such registrations,

(b)           Purchasers shall bear all costs, fees and deposits of every nature and kind incurred (whether by EnCana, Purchaser or the Partnership) in registering any Specific Conveyances and registering any further assurances required to convey legal or registered title to any of the Assets to the Purchasers or their nominee.

(c)           In the event, prior to or after the Closing Date, a governmental authority or regulatory Agency requires a security deposit, or any kind of monetary payment, as a pre-requisite to, or a condition of the transfer to, Purchasers or their nominees (in their capacity as trustees of the Partnership) of any license, permit or approval pertaining to the Assets, such amount shall be paid by Purchasers as and when due.

ARTICLE IV – REPRESENTATIONS AND WARRANTIES

4.01        Representations and Warranties of Vendors.   Vendors make the following representations and warranties to Purchasers with respect to themselves:

(a)           Standing. Vendors and the Partnership are each duly organized, formed, valid and subsisting, and registered to carry on business in the Province of Alberta and in the jurisdiction(s) where the Assets are located;

(b)           Requisite Authority. Vendors have the requisite capacity, power and authority to execute this Agreement and to perform the obligations to which they thereby become subject;

(c)           No Conflict. The execution and delivery of this Agreement and the completion of the sale of the Partnership Interests in accordance with the terms of this Agreement are not and will not be In violation or breach of, or be in conflict with:

(i)            any term or provision of the articles, bylaws, partnership agreement or other governing documents of Vendors or the Partnership as applicable,

(ii)           any agreement, instrument, permit or authority to which Vendors or the Partnership are party or by which Vendors or the Partnership are bound, or

(iii)          any law, statute, rule or regulation or any judicial order, award, judgment or decree applicable to Vendors the Partnership, or the Assets;

(d)           Execution And Enforceability.   Each of the Vendors have taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, Vendors Shall each have taken all actions necessary to authorize and complete the sale of the Partnership Interests In accordance with the provisions of this Agreement. This Agreement has been validly executed and delivered by each of the Vendors, and this Agreement does and all other documents executed and delivered on behalf of the Vendors hereunder shall constitute valid and binding obligations of each of the Vendors enforceable in accordance with their respective terms and conditions;

(e)           Residency. Vendors are not “non-residents” of Canada within the meaning of the Income Tax Act (Canada);

(f)            Finders’ Fees. Vendors have not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees In respect of the transactions contemplated hereby for which Purchasers will have any obligation or liability;

(g)           [***]

(h)           Taxes and Royalties Paid. To Vendors’ knowledge, all royalties and all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances, or the receipt of proceeds therefrom, payable in respect the Assets prior to the Effective Time have been fully paid and discharged, or will be paid by Vendors upon coming due;

(i)            Title to Assets. Vendors do not warrant title to the Assets, but do warrant that the Partnership’s interest in the Assets is free and clear of any and all liens, mortgages, pledges, claims, options, encumbrances, overriding royalties, net profits interests or other burdens for which Purchasers or Partnership will be responsible that were created by, through or under Vendors or Vendors’ Affiliates or of which Vendors or Vendors’ Affiliates have knowledge, except for the Permitted Encumbrances;

(j)            Title to the Partnership Interests. The Vendors will have at the Closing Date good and marketable title to the Partnership Interests, in all cases free and clear of all liens, encumbrances, charges, security interests or other adverse claims or interests whatsoever, and, other than this Agreement, as at the Closing Date no contract, option or other right which is at such time or may in the future become binding upon Vendors to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber EnCana’s interest in the Partnership or 607 Ltd.’s interest in the Partnership;

(k)           Quiet Enjoyment. Subject to Vendors’ other representations and warranties made pursuant to this Section, the Permitted Encumbrances, the Title Defects waived by Purchasers under Section 9.03 and the rents, covenants, conditions and stipulations in the Leases on the lessee’s or holder’s part thereunder to be paid, performed and observed. Partnership, from and after the Closing Date, may, for the remainder of the term of the Leases, take possession of and use the Assets for their own use and benefit without any interruption by Vendors or

Vendors’ Affiliates or any person claiming by, through or under Vendors or Vendors’ Affiliates;

(l)            No Default Notices. To Vendors’ Knowledge, neither Vendors nor the Partnership have received any notice of default under the Regulations or the Title and Operating Documents or any notice alleging its default thereunder, which default remains outstanding or unsatisfied at the Closing Date;

(m)          Compliance with Leases and Agreements. To Vendors’ and Vendors’ Affiliates knowledge, there has been no act or omission whereby the Partnership or the Vendors are, or would be, in default under the Regulations or any of the Title and Operating Documents, which default would reasonably be expected to have a material adverse effect on the aggregate value of the Assets or the Partnership;

(n)           Claims. No suit, action or other proceeding before any court or governmental agency has been commenced against Vendors, Vendors’ Affiliates, the Partnership, or to the knowledge of Vendors and Vendors’ Affiliates, has been threatened against Vendors and Vendors’ Affiliates, the Partnership or any Third Party, which might result in Impairment or loss of the interest of the Partnership in and to any of the Assets or which might otherwise adversely affect the Assets or the Partnership;

(o)           Prepaid Obligations. The Partnership is not obligated by virtue of a prepayment, gas balancing, or other arrangement under any contract to make any production payment or to deliver Petroleum Substances produced from the Assets to any Third Party at some future time without receiving in due course (and being entitled to retain) full payment therefore at current market prices or contract prices;

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(q)           Examination of Assets and Title. To Vendors’ knowledge, they will have delivered or made available to Purchaser all Title and Operating Documents in their possession or to which they have access, for the purpose of Purchasers’ review of the Assets and Partnership’ title thereto;

(r)           Material Contracts. Schedule “D” Is a list of all Material Contracts applicable to the Partnership and the Assets. Further, to Vendors’ and Vendors’ Affiliates Knowledge there is no breach or default on its part or on the part of the Partnership or Vendors or Vendors’ Affiliates in any material respect under any Material Contract, nor to Vendors’ and Vendors’ Affiliates knowledge has there been any material breach or default by any Third Party under any Material Contract;

(s)            Receipt of Revenues. To Vendors’ and Vendors’ Affiliates knowledge, the Partnership, Vendors or Vendors’ Affiliates have been receiving the share of the net proceeds of production from the Assets attributable to their interests as shown in the schedules hereto, and no person is currently claiming that they are not entitled to such amounts, with the possible exception of claims of accounting errors which do not challenge the percentage share of revenues to which they are entitled and which are not material;

(t)            Right of First Refusal. To Vendors’ and Vendors’ Affiliates knowledge, no Person, firm or corporation has any Right of First Refusal to the Assets, except as disclosed on Schedule “B”, nor has any right of first refusal, pre-emptive right of purchase or similar right been triggered in respect of the Assets [***]

(u)           Removal of Tangibles. No material tangible depreciable property that would otherwise form part of the Tangibles has been removed from its location since the Effective Time, nor have Vendors or Vendors’ Affiliates or the Partnership alienated or encumbered any such tangible property;

(v)           Financial Commitments. In respect of the Assets, except in connection with the AFEs set forth in Schedule “E”, there are no financial commitments of Partnership which are due as of the date hereof or which may become due by virtue of matters occurring or arising prior to the date hereof, other than usual operating expenses incurred in the normal conduct of operations [***]

(w)          Ownership of Partnership. [***]

(x)           Minute Books. At Closing, the minute books of the Partnership shall be true and correct in all material respects and such minute books shall contain copies of all meetings of the partners of the Partnership and all resolutions by consent (If any) of the partners.;

(y)           Environmental Matters. None of the Vendors, the Vendors’ Affiliates nor the Partnership have received, nor to their respective knowledge are they aware of

(i)            any orders or directives under any statute, law, rule, order or regulation which relates to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or

(ii)           any demand or notice issued under any statute, law, rule, order or regulation with respect to the breach of any environmental, health or safety law applicable to the Assets, including any statute, law, rule, order or regulation respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding at the date hereof;

except as have been specifically disclosed by Vendors by written notice to Purchasers prior to the date hereof; and

(z)           [***]

(aa)         No New Partners.   Except for this Agreement [***] here is no contract, option or other right binding on, or which at any time in the future may become binding on Vendors, or the Partnership to admit any Person as a partner of the Partnership;

(bb)         [***]

(cc)         [***]

(dd)         [***]

(ee)         Investments. Other than this Agreement [***] the Partnership is not a party to nor bound by any agreement of any nature to acquire any shares of any corporation, partnership interests in any Partnership or any other equity Interests or to merge or consolidate wild any other entity, to sell or acquire any assets or to acquire, capitalize or invest In any business;

(ff)          Power of Attorney. No Person now holds, or at the Closing Date will hold, any power of attorney from the Partnership;

(gg)         Guarantees. The Partnership has not guaranteed, endorsed, assumed nor indemnified, contingently or otherwise, the obligations or Indebtedness of any Person except in the ordinary course of the oil and gas business pursuant to the Title and Operating Documents;

(hh)         Taxes. Vendors have caused the Partnership to duly and timely: (i) file all Tax Returns required to be filed by it prior to the date hereof and, to Vendors’ knowledge, such Tax Returns are true, complete and accurate; (ii) pay all Taxes (Including instalments) due and payable by it prior to the date hereof; and (iii) collect or withhold and remit to the appropriate governmental authorities all Taxes required to be withheld by it There are no actions, audits, assessments; reassessments, investigations or claims, in respect of Taxes now subsisting against the Partnership, nor, to Vendor’s knowledge, is there any claim, demand, lawsuit, procedure, arbitration or governmental proceeding or investigation in respect of Taxes threatened or pending by any governmental authority against the Partnership;

(ii)           [***]

(jj)           No Shareholder Agreement. Neither of the Partnership nor the Vendors is a party to any voting trust agreement, unanimous shareholder agreement, “share pooling agreement”, or other contract, agreement, commitment, plan, or understanding restricting or otherwise relating to voting or dividend rights with respect the Interests in the Partnership;

(kk)         [***]

(ll)           [***]

(mm)      Subsidiaries. [***] the Partnership does not have any subsidiaries, any equity or ownership interest in any Person or any obligation to acquire any such interests;

(nn)         [***]

(oo)         Production Penalty. Except as disclosed in Schedule “D”, to knowledge of Vendors or Vendors’ Affiliates, the Wells are not subject to a production penalty whereby the production proceeds allocable to the Partnership’s interest in the Assets are payable to a Third Party until an amount calculated In respect of certain costs and expenses paid by such Third Party are recovered by such Third Party,

(pp)         [***]

(qq)         [***]

4.02        Representations and Warranties of Purchasers.   Purchasers makes the following representations and warranties to Vendors:

(a)           Standing.  Purchasers are, and at the Closing Date shall continue to be, duly organized, valid and subsisting, registered to carry on business in the Province of Alberta and registered to carry on business in the jurisdiction(s) where the Assets are located;

(b)           Requisite Authority.    Purchasers have the requisite capacity, power and authority to execute this Agreement and to severally perform the obligations to which they thereby become subject;

(c)           No Conflict.  The execution and delivery of this Agreement and the completion of the sale of the Partnership Interests in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with:

(i)            any term or provision of the articles, bylaws or other governing documents of Purchasers,

(ii)           any agreement, instrument, permit or authority to which Purchasers are party or by which Purchasers are bound, or

(iii)          any law, statute, rule or regulation or any judicial order, award, judgment or decree applicable to the Purchasers or the Assets;

(d)           Execution And Enforceability. Purchasers have taken ail actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, Purchasers shall have taken all actions necessary to authorize and complete the purchase of the Partnership Interests in accordance with the provisions of this Agreement.  This Agreement has been validly executed and delivered by Purchasers, and this Agreement does and all other documents executed and delivered on behalf of Purchasers hereunder shall constitute valid and binding obligations of Purchasers enforceable in accordance with their respective terms and conditions;

(e)           Investigation of Title.   Purchasers are relying upon their own investigation concerning the title to and fitness of the Partnership Interests or the Assets and is not relying upon any representation, warranty or statement of Vendors except as contained in this Agreement;

(f)            Finders’ Fee. Purchasers have not incurred any obligation or liability, contingent or otherwise, for broker’s or finder’s fees in respect of its purchase hereunder for which Vendors will have any obligation or liability;

(g)           Investment Canada Act.   None of Purchasers are “non-Canadian” persons within the meaning of the Investment Canada Act;

(h)           Qualification. Purchasers meet all qualification requirements of Third Parties to purchase and take a transfer of the Partnership Interests, Including the transfer of the applicable license or approval for any Well or Tangibles for which it is intended to replace Vendors as operator or licensee following Closing, and shall accede to comply with and perform the requirements of such Third Parties, including the placing of any security deposit which may be required as a result of Closing, the resulting well transfers or any change in the licensee liability rating for Purchasers as a direct result thereof; and

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ARTICLE V – SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.01        Survival of Representations and Warranties. Except where a time is specified therein, the representations and warranties in Article IV shall be true at the Effective Time and at the Closing Date, and such representations and warranties shall continue in full force and effect and shall survive the Closing Date for the benefit of the Party for which such representations and warranties were made. In the absence of fraud, however, no claim or action shall be commenced with respect to a breach of any such representation or warranty or indemnification under Article XIV in respect thereof, unless, within twelve (12) months of the Closing Date, written notice specifying such breach in reasonable detail has been provided to the Party which made such representation or warranty and each Party waives any rights it may have at law or otherwise to commence a claim or action for breach of representation or warranty or indemnification under Article XIV in respect thereof after that period, Nothing in this Agreement will preclude a Party that made such a representation or warranty from offering as a possible defence that the other Party did not, in fact, rely to Its detriment on the representation or warranty alleged by it to have been breached,

5.2           No Merger. The representations and warranties In Article IV shall be deemed to apply to all assignments, conveyances, transfers and other documents pursuant to which the Assets were conveyed to the Partnership and the conveyance of the Partnership Interest from Vendors to Purchasers. There shall not be any merger of any such representations or warranties in such assignments, conveyances, transfers or other documents, notwithstanding any rule of law, equity or statute to the contrary, and all such rules are hereby waived.

5.3           No Additional Representations or Warranties by Vendors.   Vendors make no representations or warranties to Purchasers in addition to those expressly enumerated in Article IV.  Except and to the extent provided in Article IV, Vendors do not warrant title to the Partnership Interests or to the Assets or make representations or warranties with respect to:

(a)           the quantity, quality or recoverability of Petroleum Substances;

(b)           any estimates of the value of the Assets or the revenues applicable to future production therefrom;

(c)           any engineering, geological or other interpretations or economic evaluations respecting the Assets;

(d)           the rates of production of Petroleum Substances from the Assets; or

(e)           the quality, condition or serviceability of the Assets or the suitability of their use for any purpose.

ARTICLE VI – MAINTENANCE OF BUSINESS

[***]

[***]

6.2          Operations. Prior to the Closing Date, Vendors shall cause the Partnership to maintain the Assets in a prudent manner in accordance with good oil field practices, provided that nothing in this Article VI shall require the Vendors or Partnership to initiate any capital expenditures or incur other expenses other than operating expenditures in the ordinary course of business. Subject to the foregoing sentence, Vendors and the Partnership shall comply with all of their obligations with respect to the Assets under the Title and Operating Documents, will pay when due all expenses and other amounts payable in respect of the Assets during the Interim Period, and will maintain any insurance they hold respecting the Assets until Closing. Vendors will not be required to obtain additional insurance respecting the Assets during the Interim Period.

6.3          Administration of Assets.   The Vendors and the Partnership shall retain the responsibility for administration of the Assets for all periods of time prior to the Closing Date. For the purpose of this Section the expression “administration” shall mean responsibility for joint venture billing, computation and payment of royalties, filing of production reports with appropriate governmental authorities and other similar administrative activities.  It is further understood and agreed that certain administration functions will be performed by the Vendors or the Partnership after the Closing Date until such time as the Purchasers are novated Into the relevant documents and such administration shall be performed by the Vendors at no cost to the Purchasers,

6.04        Material Commitments. Prior to the Closing Date, Vendors will cause the Partnership to provide to Purchasers copies of all AFEs, notices and mall ballots that the Vendors or the Partnership receives respecting the Assets and will not on its own nor allow or permit the Partnership to [***] without the prior written consent of the Purchasers, which consent shall not be unreasonably withheld or delayed:

(a)           assume any new obligation or commitment respecting the Assets, if Partnership’s share of the associated expenditure is estimated to exceed [***] dollars, except:

(i)            for amounts that Partnership is committed to expend or are deemed to authorize under the Title and Operating Documents without their specific authorization or approval; or

(ii)           to the extant that Partnership reasonably determines that those expenditures or actions are necessary for the protection of life and property, provided that Vendors will cause Partnership to promptly notify Purchasers of any such expenditure or action;

(b)           sell, transfer or otherwise dispose of any of the Assets, except for:

(i)            sales of Petroleum Substances reasonably made by Partnership In the ordinary course of business under sales arrangements permitted herein;

(ii)           or to the extent required to comply with any Right of First Refusal;

(c)           surrender or abandon any of the Assets;

(d)           amend any of the Title and Operating Documents (other than for processing of assignments by Third Parties in the ordinary course of business), terminate any of the Title and Operating Documents, enter into any new agreement respecting the Assets or vote on any mail ballot or other similar notice issued under the Title and Operating Documents;

(e)           [***]

(f)            amalgamate with, merge into or otherwise consolidate with any other Person or acquire, capitalize or invest in any business;

(g)           make loans to any Person or incur any indebtedness for borrowed money or purchaser, issue, deliver or sell or propose the purchase, issuance, delivery or sale of any securities or assume, guarantee, or endorse or otherwise as an accommodation become responsible for the obligation of any Person;

(h)           hire any employees, or increase the compensation paid to, or implement any termination or serverance arrangements with, any director or officer,

[***]

6.05        Post Closing Maintenance of Assets. For a period of ninety (90) days following the Closing Date, and to the extent that the Partnership or the Purchasers must be recognized by Third Parties under the Title and Operating Documents or otherwise recognized as the owners of the Assets, Vendors shall forward to Purchasers all AFEs, notices, mail ballots, specie information and other documents Vendors receive respecting the Assets. To the extent that a Title and Operating Document contemplates or requires a response from the Vendors, Vendors will provide such response pursuant to the written instruction of Purchasers, provided that such instruction is provided by the Purchasers to the Vendors in a timely manner.

6.06        Vendors Deemed Agent. insofar as Vendors maintain the Assets and take actions on behalf of Purchasers in compliance with the obligations under this Article:

(a)           Vendors shall be deemed to be agents of Purchasers hereunder and Purchasers ratify and confirm ail actions taken, or refrained from being taken, by Vendors under this Article VI with the intention that all of those actions will be deemed to be those of Purchasers, except to the extent that Vendors’ actions constitute gross negligence or wilful misconduct; and

(b)           Purchasers shall be liable for and shall in addition indemnify Vendors their directors, officers, servants, agents and employees from and against all Losses and Liabilities as a result of maintaining the Assets or exercising any other rights as Purchasers’ agent hereunder, insofar as those Losses and Liabilities are not a direct result of the gross negligence or wilful misconduct of Vendors or any of their directors, officers, servants, agents and employees. An act or omission will not be regarded as gross negligence or wilful misconduct under this Article to the extent that it was done or omitted to be done in accordance with Purchasers’ written instructions or written concurrence,

[***]

[***]

6.08        Costs. Vendors may require that Purchasers advance or otherwise secure any costs to be incurred by Vendors on behalf of Purchasers under Section 6.04 in such manner as may be reasonably appropriate in the circumstances.

ARTICLE VII - EMPLOYEES

7.01

(a)           EnCana and Purchasers shall co-operate in causing Purchasers to offer to employ, effective the opening of business on the first business day after the Closing Date, the Transferring Employees. Except as otherwise provided herein, during the period [***] Following the Closing Date, Purchasers will [ILLEGIBLE] be maintained base salary, wages, compensation levels (including without limitation short and long term incentive compensation) and benefit plans (including pension plans) for the benefit of the Transferring Employees which, in the aggregate, are at least equal to, or equivalent in value to, the base salary, wages, compensation levels (including without limitation short and long term incentive compensation) and benefit plans (including pension plans) provided to the Transferring Employees as of the date of this Agreement, plus any salary adjustments made in the ordinary course of business between the date of this Agreement and the Closing Date;

(b)           [***]

(c)           With respect to Transferring Employees who accept Purchasers’ offer of employment referred to in Section 7.01(a) (the “Accepting Employees”) Purchasers shall bear and discharge all obligations and liabilities for Claims accruing after the close of business on the Closing Date and Purchasers shall indemnify and save harmless Vendors with respect thereto. For greater certainty, Purchasers shall be solely responsible for the obligation (if any) to provide notice, or payment in lieu thereof, to the Accepting Employees termination of their employment after the Closing Date. [***]

(d)           If an Accepting Employee terminates his or her employment with Purchasers within [***] of the Closing Date as a result of Purchasers reducing the Accepting Employee’s base salary equal to or greater than [***] or if Purchasers ask the Accepting Employee to relocate more than [***] from his or her then current job location, than Purchasers shall pay such Accepting Employee the applicable level of severance pay, termination pay, reasonable notice or pay in lieu thereof based upon the term of service as provided in Section 7.01(c);

(e)           Effective as of me Closing Date, Purchasers shall be responsible for all obligations existing on the Closing Date under any benefit plan (including without limitation, all health and welfare, life insurance, disability, long term incentive, and pension plans and programs) applicable to the Accepting Employees and as of the Closing Date, Vendors shall have no liability or responsibility for any obligation under such benefit plans applicable to the Accepting Employees, with respect to claims incurred by such Accepting Employees or their covered dependants prior to the Closing Dale under each benefit plan.  Expenses and benefits with respect to claims incurred by Accepting Employees after the Closing Date shall be the responsibility of Purchasers;

(f)            Subject to Applicable Laws and only for purposes related to the business transaction described in this Agreement, Vendors agree to provide Purchasers with such personal information with respect to the Accepting Employees as Purchasers may reasonably require.  Purchasers agree that such information shall only be retained by Purchasers and used for the purposes for which the information was initially collected, namely employment;

(g)           EnCana is agreeing to the obligations in this Article VII on its own behalf and on behalf of its affiliates who are employers of Transferring Employees;

ARTICLE VIII – CONDITIONS OF CLOSING

8.01        Vendors’ Conditions. The obligation of Vendors under this Agreement to consummate the transactions contemplated hereby is, at the option of Vendors, subject to the following conditions:

(a)           Accuracy of Representations and Warranties. Purchasers’ representations and warranties herein contained were true when made and have continued to be true in all material respects from the date hereof to the Closing Date and are true in all material respects as of the Closing Date and Purchasers have delivered to Vendors a certificate dated as of the Closing Date signed by Purchasers so certifying In such detail as Vendors reasonably request;

(b)           Performance of Agreements. Purchasers have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by them at or prior to the Closing Date including the delivery of all documents required pursuant to Section 3.05 and Purchasers have delivered to Vendors a certificate dated as of the Closing Date in the form attached as Schedule “J”;

[***]

(d)           Payment.   Purchasers shall have tendered payment of the Purchase Price as contemplated herein; and

(e)           Competition Act. Competition Act Approval having been obtained.

8.02        Purchasers’ Conditions. The obligation of Purchasers under this Agreement to consummate the transactions contemplated hereby is, at the option of Purchasers, subject to the following conditions:

(a)           Accuracy of Representations and Warranties. Vendors’ respective representations and warranties herein contained were true when made, have continued to be true in all material respects from the date hereof to the Closing Date and are true in all material respects as of the Closing pate and Vendors have delivered to Purchasers a certificate dated as of the Closing Date signed by Vendors so certifying in such detail as Purchasers reasonably request;

(b)           Performance of Agreements. Vendors, in all material respects, have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Date including the delivery of all documents required pursuant to Section 3.05 and Vendors have delivered to Purchasers a certificate dated as of the Closing Date in the form attached as Schedule “J” signed by Vendors so certifying in such detail as Purchasers reasonably request;

[***]

(d)           Material Change. Except as consented to in writing by Purchasers, and subject to Article XII, no substantial unrepaired damage or physical alteration of the Tangibles will have occurred during the Interim Period which, in Purchasers’ reasonable opinion, would materially and adversely affect the value of the Assets, and Vendor’s shall have delivered to Purchasers a certificate dated as of Closing Date in form or Schedule “J” so certifying;

(e)           Competition Act. Competition Act Approval having been obtained; and

[***]

8.03        Parties to Exercise Diligence with Respect to Conditions. Each Party shall proceed diligently, honestly and in good faith and use all reasonable efforts with respect to all matters within its control to satisfy the conditions referred to in Sections 8.01 and 8.02. In particular:

(a)           The Vendors and the Purchasers shall each use all of their respective reasonable efforts and shall co-operate with each other, to obtain all governmental and regulatory filings, approvals and consents as may be or become necessary for or in connection with the consummation of the transactions contemplated by this Agreement, including obtaining the Competition Act Approval as fallows;

(i)            as promptly as practicable after the date of execution of this Agreement, if required by Applicable Law, the Purchasers and the Vendors shall file an appropriate pre-merger notification under the Competition Act or the Purchasers and Vendors shall file a request for an advance ruling certificate under Section 102 of the Competition Act, as the Purchasers may elect no later than seven (7) days after the such date;

(ii)           the Vendors agree to furnish or cause to be furnished to the Purchasers such information and reasonable assistance as the Purchasers may reasonably request in connection with its preparation of necessary filings or submissions required by the Competition Act, and

(b)           The Purchasers and the Vendors shall co-operate to make reasonable efforts to respond to any governmental request or inquiry with respect thereto, but neither the Purchasers nor the Vendors, nor any of their Affiliates including the Partnership, shall be required to make any payment (other than for reasonable legal fees) that it is not presently contractually required to make, divest any Assets, make any change in the conduct of its business, accept any limitation on the future conduct of its business, enter into any other agreement or arrangement with any Person that it is not presently contractually required to enter into, accept any significant modification in any existing agreement or arrangement, or agree to any of the foregoing, or to litigate or participate in administrative actions regarding such filings.

(c)           The Purchasers shall, at the request of the Vendors, from time to time during the interim Period if any, provide the Vendors and their representatives with copies of the applications, filings, notifications, submissions, as it relates to the Competition Act condition to Closing, and other correspondence or documents (including drafts thereof) related to the satisfaction of all the conditions to Closing together with such written advice and information with respect to the status of the Purchasers’ efforts to obtain the satisfaction of the conditions to Closing as the Vendors may reasonably request.

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8.4            Waiver of Conditions. The conditions in Section 8.01 are for the sole benefit of each of the Vendors and the conditions in Section 8.02 are for the sole benefit of each of the Purchasers. The Party for the benefit of which such conditions have been included may waive any of them, in whole or in part, by written notice to the other Parties.

8.5            Failure to Satisfy Conditions.  If any of the conditions In Sections 8.01 or 8.02 have not been satisfied at or before the Closing Date and such condition has not been waived by the Party for the benefit of which such condition has been included, such Party may terminate this Agreement pursuant to Section 15.01 by written notice to the other Parties prior to the Closing.

ARTICLE IX – TITLE EXAMINATION

9.1           Access. At any time prior to the Closing Date, on reasonable notice, Vendors will make available, or cause to be made available at an office in Calgary, Alberta, during usual business hours, to Purchasers and their representatives, all Title and Operating Documents and all records and agreements relating to the Partnership which Vendors are legally permitted to disclose and will use reasonable efforts to co-operate with Purchasers in securing access for Purchasers and their Representatives to any records relating to the Partnership Interests or the Assets that may be in the possession of other parties.

9.2           Deficiency Statement [***] provide to Vendors a Deficiency Statement, Vendors will use reasonable efforts to commerce to remedy or cause the Partnership to commence to remedy, the Title Defects disclosed in the Deficiency Statement [***] Failure by Purchasers to timely deliver a Deficiency Statement as set out in Section 9.02 shall be deemed to be an election to irrevocably waive all Title Defects, except those attributable to a breach by Vendors of Section 4.01.

9.03        Election by Purchasers.

Insofar as the Title Defects described Statement have not been cured to the reasonable satisfaction [***] Purchasers may, on or before that date, give Vendors notice of any title Defects that Purchasers do not waive (the “Uncured Title Defects”), together with the value that Purchasers, acting reasonably, attribute to each of the Assets affected by the Uncured Title Defects (the cumulative amount of which is referred to herein as the “Defect Value”), provided that where the Defect Value is [***] Purchasers shall complete the purchase of the Partnership Interest without any adjustment of the Purchase Price on account of such Uncured Title Defects or further election under this Section 9.03. Failure by Purchasers to timely deliver a notice of Uncured Title Defects pursuant to this Section 9.03 on or before the date specified herein shall be deemed to be an election to irrevocably waive all Title Defects except those attributable to a breach by Vendors of Section 4.01. In the event that Purchasers deliver a timely notice or Uncured Title Defects hereunder, it shall make one of the following elections on or before one (1) Business Day prior to Closing Date:

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9.04        Election By Vendors or Purchaser

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9.5         Failure of Vendors and Purchasers to Elect.   Failure of Vendors or Purchasers to make an election at or before the Closing Date pursuant to Section 9.03 or 9.04 shall be deemed to be an election by Purchasers in accordance with Section 9.03(b).  Upon Closing, Purchasers will be deemed to have irrevocably waived all Title Defects pertaining to the Assets that were identified by Purchasers in the Deficiency Statement.

9.6         Determination of Value. If Vendors and Purchasers have not agreed on the value to be attributed to any of the Assets for the purpose of the Sections herein entitled “Title Defects”, as referenced in this Article IX, and “Rights of First Refusal”, as referenced In Article XI, then either party shall be entitled to refer such matter to an arbitrator in accordance with the following provisions:

(a)                                 Vendors and Purchasers shall agree on the appointment of a single arbitrator who shall be qualified to determine the matter in dispute.   If Vendors and Purchasers have not agreed on a single arbitrator, then such arbitrator shall be appointed by a Judge of the Court of Queen’s Bench of Alberta, upon application of either party;

(b)                                 within forty-eight (48) hours of the appointment of the arbitrator, Vendors and Purchasers shall each submit to the arbitrator one estimate of the value in dispute and the value to be accepted for the purposes of the Sections herein entitled Title Defects and Right of First Refusal, as the case may be, shall be whichever of such values the arbitrator believes most closely equals the value of the particular Asset or Assets in question;

(c)                                  the decision of the arbitrator shall be made within seven (7) days of submission of the last of the estimates to be submitted and shall be binding upon Vendors and Purchasers for all purposes of this Agreement;

(d)                                 the costs of the arbitrator shall be shared equally by Vendors and Purchasers; and

(e)                                  arbitration pursuant to the provisions hereof shall, except as otherwise provided herein, be subject to the provisions of the Arbitration Act, RSA 2000, Ch. A-43, as amended.

ARTICLE X – ENVIRONMENTAL ASSESSMENT

10.01      Access. At any time prior to the Closing Date, on reasonable notice, Vendors will give, or obtain for, Purchasers and their Representatives access to the Assets at Purchasers’ sole expense for the purposes of carrying out an environmental assessment of the Assets and will make available to Purchasers and their representatives, all documents, reports, files and agreements which relate to the environmental condition of the Assets which are in their possession, and will use reasonable efforts, upon the reasonable request of Purchasers, to gain access for Purchasers and their Representatives to those in the possession of the operators) of the Assets. Purchasers will co-ordinate its assessment activities with Vendors to allow Vendors’ Representative to be present if Vendors so desire.

10.02      Environmental Defects. [***] Purchasers shall complete purchase of the Partnership interests without any adjustment of the Purchase Price on account of such Environmental Defects or further election under this Article X. Failure by Purchasers to timely deliver an Environmental Defect Notice shall be deemed to be an election by Purchasers to irrevocably waive ad Environmental Defects other than Environmental Defects not discovered due to Vendors breach of its obligation to provide documentation, information or access pursuant to this Agreement.

10.03      Vendor’s Options. [***]

10.04      Purchasers’ Options.   If Vendors’ Notice is given pursuant to Section 10.03(b), Purchasers shall, prior to the Closing Date give notice to Vendors that they:

(a)                                 wish to terminate the transaction, In which case this Agreement will terminate in which case Vendors shall forthwith return the Deposit together with accrued interest thereon to Purchasers and the Parties shall have no further obligation to each other hereunder, except for obligations arising pursuant to the Confidentiality Agreement; or

(b)                                 accept Vendors’ Notice, in which case the Purchase Price shall subject to Section 10.02 be reduced by the amount specified, if any, in Vendors’ Notice and Section 10.05 shall apply.

Failure by Purchasers to timely deliver a notice pursuant to this Section 10.04 shall be deemed to be an election to irrevocably waive all Environmental Defects other than Environmental Defects not discovered due to Vendor’s breach of its obligation to provide documentation, information or access pursuant to this Agreement.

10.05      No Recourse by Purchasers. If the Purchase Price is reduced under Section 10.03(a) or 10.04(b), Purchasers shall have no recourse whatsoever against Vendors or their Representatives, notwithstanding any representation, warranty, covenant contained herein to the contrary, in respect of those Environmental Defects on account of which the Purchase Price was reduced.

ARTICLE XI – RIGHTS OF FIRST REFUSAL

11.01      Notice. Vendors and Purchasers acknowledge that some of the Assets are subject to Rights of First Refusal. After Closing, Purchasers shall send notices to the Persons holding active Rights of First Refusal that are triggered by the transactions contemplated hereby, if arty in accordance with the terms of the Rights of First Refusal including Purchasers’ good faith and reasonable allocation of the portion of the Purchase Price applicable thereto. Purchasers shall indemnify and save harmless Vendors and their Representatives from and against all Losses and Liabilities arising out of or attributable to Purchasers’ allocation under this Section 11.01.

11.02      Exercise of Rights of First Refusal. In the event any Third Party validly elects to exercise any Right of First Refusal, the Purchasers shall cause the Partnership to complete the sale of the affected Rights of First Refusal Assets to such Third Party in accordance with the terms of the exercise of such Right of First Refusal by such Third Party.

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ARTICLE XII – LOSS

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ARTICLE XIII – PROJECTIONS

13.01      Projections.  If any information and materials pertaining to the Assets delivered or made available by Vendors to Purchasers pursuant to this Agreement includes any evaluations, projections, reports or interpretive or non-factual materials prepared by or for or received by Vendors, Purchasers hereby release and discharge Vendors from any claim and ail liability to Purchasers and Purchasers’ assigns and successors as a result of use or reliance upon them. Purchasers agree that they will rely solely on their own appraisal and estimates as to the quantum or value of the Assets and will rely solely on their own geological and engineering interpretation analysis related thereto.

ARTICLE XIV – INDEMNITY

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14.02      Indemnity by Purchasers.   Subject to Sections 5.01 and provided that Closing has

occurred, Purchasers shall:

(a)                                 be liable to Vendors for all Losses and Liabilities; and

(b)                                 indemnify and save Vendors and their Representatives harmless from and against all Losses and Liabilities,

as a result of any matter or thing arising out of, resulting from, attributable to or fin any way connected with the Partnership, including any operations and activities of the Partnership and the Assets including, but not limited to post-Closing transfer registrations and occurring subsequent to the Effective Time, except to the extent that any Losses and Liabilities are reimbursed (or reimbursable) by insurance maintained by Vendors, are caused by the gross negligence or wilful misconduct of Vendors or their Representatives or are matters or things for which Purchasers are entitled to Indemnification under Sections 14.01, 17.05 and 17.06.

14.03      Assets Acquired On “As Is” Basis. Notwithstanding the foregoing provisions of this Article XIV, Purchasers acknowledge that by virtue of their acquisition of the Partnership they are acquiring the Assets on an “as is” basis. Purchasers acknowledge that as of the Closing Date they will be familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that Vendors will have provided Purchasers with a reasonable opportunity to inspect the Assets and the Title and Operating Documents at the sole cost, risk and expense of Purchasers (Insofar as Vendors could reasonably provide such access) and that Purchasers are not entitled to rely upon any representation or warranty of Vendors as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to Article IV. Subject to the foregoing, and provided that Closing has occurred, Purchasers further agree that they shall:

(a)                                 be solely liable to Vendors for any and all Losses and Liabilities; and

(b)                                 indemnify and save Vendors and their Representatives harmless from any and all Losses and Liabilities,

as a result of any matter or thing arising out of, resulting from, attributable to or connected with any Environmental Liabilities; Abandonment and Reclamation Obligations; and post-Closing transfer application registrations, whether occurring or accruing before or after the Effective Time, except to the extent that any such Losses and Liabilities are matters or things for which Purchasers are entitled to indemnification under Sections 14.01, 17.05 and 17.06. Subject to the foregoing, once Closing has occurred, Purchasers shall be solely responsible for all Environmental Liabilities; all Abandonment and Reclamation Obligations as between Vendors and Purchasers; and for all post-Closing transfer application registrations.  In addition, Purchaser hereby release Vendors from any claims Purchasers may have against Vendors with respect to all Environmental Liabilities and Abandonment and Reclamation Obligations under the Regulations, at common law or otherwise, including the right to name Vendors as third parties under any action commenced or enforcement proceeding against Purchasers. In addition, Vendors will also retain those other rights and remedies available to it under the Regulations, under the common law or otherwise with respect to any claim it may have against .. Purchasers under this Article XIV.

14.4      No Merger.   The indemnities set forth in Sections 14.01, 14.02 and 14,03 will be deemed to apply to, and will not merge in, any assignment, transfer, conveyance, novation or other document conveying the Assets to Purchasers.    Each Party will have full right of substitution and subrogation as to all covenants and warranties by others previously given or made in respect of the Assets or any part thereof.

14.5      Carriage of Litigation. If a claim is made under this Article XIV involving a claim by a Third Party, the Party with greater exposure under this Agreement in respect of the claim will have carriage of the Third Party litigation.   It will consult with the other Party, which will be entitled to retain its own counsel and participate in the litigation at its own expense.

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obligation is limited to the amount of such claim in excess of the Deductible and further, in no event shall the total of the Losses and Liabilities of Vendors under this Agreement, including any claims relating to its covenants, representations and warranties, or indemnification in respect thereof, exceed the Purchase Price, except in the event of fraud. This Section shall not apply to the extent that any matter or thing is the proper subject of an operating adjustment under Article

14.7       Assumption.   At Closing, as of the Effective Time and subject to the terms and conditions herein, Purchasers will assume all obligations and liabilities of Vendors in respect of the Partnership and the Assets, including Vendors’ or Partnership’s obligations under the Title and Operating Documents.

14.8       Indemnity for Personal Information.    Notwithstanding any other provision of this Agreement, Purchasers covenant and agree that Purchasers shall indemnify, protect, save and keep harmless Vendors from all losses, damages, expenses, costs and disbursements of whatsoever kind and nature, including legal fees and expenses on a solicitor and his own client basis and expert witness fees, in any way relating to or arising out of any breach by Purchasers or any other person or entity to whom Purchasers discloses of any obligation to hold confidential any personal information about an individual to which Purchasers may become privy as a result of this Agreement

ARTICLE XV – TERMINATION

15.01      Grounds for Termination. [***]

provided that, notwithstanding anything to the contrary express or implied herein, a Party shall not be allowed to exercise any right of termination pursuant to this Section 15.01 if the event giving rise to such right Is due to a default by such Party,

15.02      Effect of Termination. It this Agreement is terminated by a Party as permitted under Section 15.01:

(a)                                 except as contemplated by this Section 15.02, such termination shall be without liability of any Party to any other Party to this Agreement, or to any of their shareholders, directors, officers, employees, agents, consultants or Representatives, and the Parties shall be released from all of their obligations under this Agreement;

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(c)                                  the Purchasers shall promptly return to the Vendors all materials delivered to the Purchasers by the Vendors hereunder, together with all copies of them that may have been made by or for the Purchasers; and

(d)                                 the Confidentiality Agreement shall survive any termination of this Agreement.

15.03      Entitlement to Deposit on Termination. If this Agreement is terminated pursuant to Section 15.01 and the applicable terminating section provides for the return of the Deposit such Section shall govern, in all other circumstances, if the event giving rise ID the termination is not due to the default of any of the Purchasers, then the Deposit provided for in Section 2.02 shall be returned to the Purchasers, together with the interest earned thereon. However, if the Agreement Is terminated pursuant to Section 15.01 prior to Closing as a result of the default of any of the Purchasers, then such Deposit, together with the interest earned thereon, shall be retained by the Vendors and applied, by (he Vendors on account of their damages contemplated by Section 15.02(b) and [***] resulting from the termination of this Agreement pursuant to a Purchase Agreement Default of Purchasers and is as a genuine pre-estimate of such damages and not a penalty. Vendors and Purchasers:

(a)                                 acknowledge and agree that they are forever estopped from taking any action whatsoever to contest In any manner whatsoever the validity or enforceability of this provision;

(b)                                 waive any right of action that they may have to contest the validity or enforceability of this provision; and

(c)                                  specifically agree not to commence any action to contest the validity or enforceability of this provision in any circumstances whatsoever;

ARTICLE XVI – PROPRIETARY INFORMATION

16.01      Proprietary Information. Purchasers shall consider as confidential, shall not communicate to others and shall use their best efforts to prevent those within their employ and control from communicating to others both prior to the Closing Date, and, If the transaction contemplated by this Agreement does not close for any reason whatsoever, subsequent to the

Closing Date, all information which Purchasers receive from Vendors pursuant to this Agreement, other than information which:

(a)                                 was in the possession of Purchasers prior to their receipt or acquisition from Vendors;

(b)                                 at the lime of disclosure is in the public domain;

(c)                                  after disclosure, becomes part of the public domain by publication or otherwise through no act or omission on the part of Purchasers; or

(d)                                 after disclosure, is independently made available to Purchasers by a third party without obligations of secrecy to Vendors.

(e)                                  If the transaction contemplated by this Agreement does not close for any reason whatsoever, all confidential information received from Vendors hereunder and any copies thereof shall be returned forthwith to Vendors.

ARTICLE XVII – INFORMATION, MATERIALS AND CONTINUING REPORTS

17.01      Access to Information. After the Closing Date, each of the Vendors may upon reasonable notice to the Purchasers and subject to contractual restrictions relating to disclosure, have access during business hours to the relevant Title and Operating Documents and any engineering reports and, the financial statements, books, accounts, records, minute books, Tax information, filings, maps, documents, files, information and materials of the Partnership and to obtain and copy information in respect of matters arising out of or relating to any period of time through the Closing if copies of such records or If the information derived from such access would be helpful and beneficial to such Vendors or their Affiliates:

(i)                                     in connection with audits;

(ii)                                  in connection with such dealings with taxing and other regulatory authorities;

(iii)                               to comply wish Applicable Law; and

(iv)                              In connection with any action, suit or proceeding commenced or threatened by Third Parties or their Affiliates, or their respective directors, officers, employees, agents, solicitors, engineers, accountants and consultants for which any such Vendors or Affiliates may have any liability.

17.02      Maintenance of Information. Each of the Parties agree that, to the extent they are now in possession of, or hereafter come into possession of, information, materials and other records of the Partnership, including the general records, the financial and accounting records and tax records, to the extent such information, material and other records relate to or were created with respect to matters arising or relating to the period through the Closing, such information, materials and records shall be retained, maintained in good order and good condition and kept in a reasonably accessible location by such Parties, their Affiliates and their successors and assigns for a period of time (the “Retention Period”) beginning on the Closing Date and ending on the later of:

(a)                                 the expiration of any applicable limitations periods for all Tax periods beginning before the Closing, as such limitations are provided for under Applicable Law; or

(b)                                 the end of such period as may be required by Applicable Law.

Each of the Parties further agrees that each of the other Parties, their Affiliates and their successors and assigns may during the Retention Period at their expense, make such copies of the information and materials described above as they may reasonably request, provided that at any lime prior to the expiration of the Retention Period, a Party may destroy or give up possession of any such information or materials if it first offers each at the other Parties the opportunity (by delivery of at least sixty (60) days’ prior written notice to each of the other Parties, which notice shall contain a detailed listing of the information and materials proposed to be destroyed, with an additional copy of such notice delivered to the attention of each of the tax department), at each of the expense of such Parties, to obtain delivery of or a copy of so much of such information or materials as each of such Parties, in their sole discretion, desires,

17.03      Access to Historical financial Information.

(a)                                 Upon the written request of the Purchasers, and only to the extent necessary to comply with tax and securities requirements, Vendors shall:

(i)                                     promptly provide such Purchasers or an independent auditing firm selected by such Purchasers (who provides a signed confidentiality undertaking in favour of the Vendors consistent with that required pursuant to the Confidentiality Agreement), with the Financial Information as reasonably requested by Purchasers from time to time;

(ii)                                  promptly provide reasonable access during normal business hours to its personnel who are responsible for Financial Information; and

(iii)                               when requested by a Purchasers, consent to Vendors’ auditors communicating with the Purchasers’ auditors as required to allow Purchasers to use Financial Information;

(b)                                 The obligation of Vendors to disclose or provide reasonable access to any Financial Information pursuant to this Section 17.03 shall terminate three (3) years from the date of this Agreement

(c)                                  Except in such form as may be required for securities requirements, Purchasers shall keep all Financial Information confidential and shall not disclose such Financial Information to any of their Representatives except any of the foregoing who have a need to know such Financial Information for the purposes set forth in this Section 17.03. Purchasers hereby agree to indemnify Vendors for any and all Losses and Liabilities suffered, sustained, paid or incurred by Vendors directly or indirectly in the event of a breach of the Purchasers of a term of this Section 17.03;

(d)                                 The Financial Information shall be provided by Vendors to Purchasers pursuant to this Section 17.03 on the condition that Vendors assume no liability whatsoever to Purchasers or any other Person in respect of such Financial Information, or the accuracy or sufficiency thereof or in connection with any claim arising out of Financial Information and Purchasers acknowledge that Vendors make no representation or warranty with respect to any of the Financial information and expressly disclaims any implied or constructive representation or warranty.

17.04      Tax Returns and Tax Information. The Vendors shall prepare all Partnership tax information required by each of the Vendors to calculate their income and other amounts with respect to the Partnership for its fiscal period ending prior to Closing. [***]

17.05      Tax Reassessments or Audits. [***] reassessed by any taxation authority relating to any aspect of the Partnership, or such party’s respective interests in the Partnership, or income earned by the Partnership, in respect of any taxation period prior to the Closing Date, the Purchasers shall immediately notify each of the Vendors of the same and:

(a)                                 shall, to the extent permitted by Applicable Law, allow each of the Vendors to respond or make any representation to the applicable taxation authority that a Vendor sees fit in respect of such reassessment or audit acting in their sole discretion;

(b)                                 shall and shall cause the Partnership to, submit any response or materials in answer to any such reassessment or audit to each of the Vendors in draft form within a reasonable period of time prior to the date on which it is required by law to be filed with the relevant tax authority, and, if acceptable to each of the

Vendors, the Purchasers shall, or shall to the extent possible cause the Partnership to submit such material to the relevant tax authority; and

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ARTICLE XVIII – ADDITIONAL COVENANTS

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ARTICLE XIX - ARBITRATION

19.01      Arbitration. Any disputes between the Parties that in any way arise out of or in connection with this Agreement, including any disputes as to or in connection with the existence, terms validity, breach or termination of this Agreement, shall be resolved in accordance with this Article,

19.02     Reference to Arbitration. Either Party may submit a dispute to arbitration as permitted under this Agreement by giving the other Party written notice containing the following:

(a)                                 a statement of the issues In dispute;

(b)                                 a description of the claim being made, and the remedy sought; and

(c)                                  a statement that the dispute is referred to arbitration.

19.03     Arbitration.

(a)                                 Any arbitration conducted hereunder shall be conducted by a single arbitrator appointed pursuant to the terms hereof

(b)                                 The arbitrator shall be appointed as follows:

(i)                                     Within five (5) Business Days after me service of a notice to commence arbitration, the Parties shall meet in good faith to attempt to appoint a mutually acceptable arbitrator who is willing and available to accept the appointment as arbitrator, and

(ii)                                  If the Parties are unable to agree on an arbitrator with the five (5) Business Day period, either Party may apply by originating notice to the Court of Queen’s Bench of Alberta (the “Court”) to appoint the arbitrator.

19.04      Issue Determination. The issue or issues to be determined in the arbitration shall be defined as follows:

(a)                                 for a period of five (5) Business Days after the date on which the arbitrator is appointed either by agreement or by the Court, the Parties shall use reasonable efforts to agree on the definition of the issue or issues to be determined in the arbitration; and

(b)                                 if the Parties are unable to agree on the definition of the issue or issues within the five (5) Business Day period, either Party may apply to the arbitrator to define the issue or issues.

19.05      Arbitration Procedure.

(a)                                 The procedure for the arbitration shall be determined as follows:

(i)                                     for a period of five (5) Business Days after the definition of the issue or issues to be determined in the arbitration, the Parties shall use reasonable efforts to agree on the details of the procedure which shall govern the arbitration; and

(ii)                                  if the Parties are unable to agree on the procedure to govern the arbitration within five (5) Business Days, either Party may apply to the arbitrator to determine the procedure which shall govern the arbitration,

(b)                                 To the extent not determined as provided for in Section 19.05(a), the procedure to govern the arbitration shall be as set forth in the Arbitration Act (Alberta), except as may be modified or expended by subsequent mutual written agreement of the Parties;

(c)                                  The arbitration and this Agreement shall be governed by the substantive law, and the conflict of laws rules, applicable in the Province of Alberta;

(d)                                 The arbitration hearing shall be held at a mutually agreeable location in Calgary, Alberta;

(e)                                  The arbitrator selected pursuant to Section 19.03(b) shall proceed as soon as Is practicable to hear and determine the matter in dispute, and shall be directed to provide a written decision respecting such matter within forty-five (45) days of the arbitration procedure being determined as provided for in Section 19.05(a). The Parties shall provide such assistance and information as may be reasonably necessary to enable the arbitrator to determine such matter;

(f)                                   Any determination or award of the arbitrator made in relation to the arbitration shall be drawn up in writing and signed by the arbitrator and shall be final and binding and no party shall have any right to appeal the determination or award to any court either on a question of law, a question of fact, or a question of mixed law and fact;

(g)                                  Unless otherwise expressly provided in this Agreement, the power or discretion of the arbitrator to award any costs in any way related to the arbitration is hereby removed and all costs in any way related to the arbitration, the arbitration hearing or the subject matter of either shall be dealt with only In accordance with this Article XIX; and.

(h)                                 All legal costs, fees and disbursements of any nature incurred by either of the Parties which in any way relate to the arbitration, the arbitration hearing or the subject matter of either, shall be borne ultimately by the Party incurring such costs at first instance. In addition, each Party shall boar responsibility for one half of the costs of the arbitrator (including his or her fees and disbursements) and one half of all other Third Party costs incurred in relation to the arbitration which are not for the direct benefit of one Party over the other, including court reporter charges.

ARTICLE XX – ADJUSTMENTS

20.01      Adjustments.

(a)                                 Except as otherwise provided in this Article XX and subject to all other provisions of this Agreement in determining Closing Dale Working Capital, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, as determined in accordance with Section 20.01(b), royalties, including lessor royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments, as at the Effective Time;

(b)                                 Where natural gas in Alberta is dedicated to specific sales contracts, any adjustment in favour of Purchasers in respect of the proceeds from the sale of gas shall be based upon actual proceeds less applicable transportation.

(c)                                  Where natural gas in Alberta is not dedicated to specific sales contracts or Other arrangements, any adjustment in favour of Purchasers in respect of the proceeds from the sale of such gas shall be based upon the CGPR Monthly Index which is the Alberta Gas price as AECO C in $GJ as published monthly by Canadian Enerdata Ltd. in the “Canadian Gas Price Reporter” in the table entitled “Canadian Natural Gas Supply Prices” and described in the first column “Avg”, for the delivery month.   The CGPR Monthly Index will be subject to an adjustment based upon the cost of pipeline transportation to the AECO C or N.I.T. point of delivery, Should the CGPR Monthly Index cease to exist the price will be determined as otherwise agreed to by the Parties;

(d)                                 In respect of their ownership of the Partnership Interests only, Vendors are entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time including, without limitation, the benefit of audit queries for such time when resolved, and are responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time;

(e)                                  In respect of their ownership of the Partnership Interests only, Purchasers are entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and are responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time;

(f)                                   In respect of their ownership of the Partnership interests only, Vendors’ share of all Petroleum Substances beyond the wellhead at the Effective Time do not comprise part of the Assets and Vendors shall remove same immediately after the Closing Date or the parties shall agree upon an adjustment in respect of same;

(g)                                  There will be no adjustments for royalty tax credits or similar incentives that accrue to a Party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances);

(h)                                 All statements prepared under this Section 20.01 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

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(j)                                    [***] a written interim statement of adjustments under this Agreement and Vendors will make available to Representatives of Purchasers all information necessary for Purchasers to confirm the calculations in the statement The Parties will co-operate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. [***]

(k)                                 The Parties acknowledge that there will be adjustments required to power bills for a minimum period of nine (9) months following the month of consumption of such power. The Party responsible to pay for such adjustments will promptly and without dispute pay such amounts to the Party owed such amounts upon receipt of evidence of such amounts being outstanding;

(l)                                     [***] The vendors will prepare a final statement of all adjustments and payments to be made pursuant to this Agreement Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment;

(m)                             Notwithstanding the preceding Section, each Party will have the right, within the later of six (6) months following the distribution of the final statement of adjustments by Vendors under Section 20,01 [***] the Closing Date, to examine, copy and audit [ILLEGIBLE] relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party within two (2) months following the completion of that audit. That Party will respond in writing to any such claims within six (6) months of the receipt of notice of those claims. The Parties will resolve any outstanding claims of discrepancies under the arbitration provisions as set forth in Article XIX if they are unresolved within two (2) months of that response;

(n)                                 Notwithstanding Section 20.01(k), further adjustments on the basis Indicated in this Article will be made as and when those items arise if notice requesting that adjustment, including reasonable particulars thereof, has been given by a Party to the other Party within thirty (30) days following receipt of a Thirteenth Month Adjustment or a completed and agreed to audit or other report and the need for that adjustment arises from;

(i)                                     a Thirteenth Month Adjustment, operator error adjustments or errors established by joint venture audits within thirty-six (38) months after the Closing Date; or

(ii)                                  errors established by an audit or other review of lessor royalty payments that is conducted under the regulations or Leases within sixty (60) months after the Closing Date or such later time as may be prescribed by the Regulations.

(o)                                 Subject to Section 20.01(p) below, all payments made after the Closing Date are to be paid within thirty (30) days after the amount is determined and, if not paid within the thirty (30) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually;

(p)                                 All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by Vendors to preserve any of the Leases or any Surface Rights shall be apportioned, in respect of their ownership of the Partnership Interests only, between Vendors and Purchasers on a per diem basis at the Effective Time.

ARTICLE XXI – MISCELLANEOUS

21.1        Joint and Several. The liabilities and obligations of the Purchasers hereunder shall be joint and several.   The liabilities and obligations of the Vendors hereunder shall be joint and several.

21.2        Partial Invalidity.   If any provision of this Agreement is held to be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability will not affect any other provision of this Agreement and this Agreement will be construed as if the invalid, illegal or unenforceable provision had never been contained herein unless the deletion of the provision would result In such material change to cause the completion of the transactions contemplated herein to be unreasonable.

21.03      Counterparts. This Agreement may be executed In one or more counterparts, each of which will be deemed an original instrument, and all counterparts together will constitute one agreement

21.04      Notice. All notices, consents and other instruments which are required or may be given pursuant to this Agreement must be given in writing and delivered personally or by facsimile as follows:

If to Vendors or any	EnCana Corporation
of them:	EnCana on 8th
1800,855 – 2nd Street SW
Calgary, AB T2P 2S5
Attention: Corporate Secretary
Facsimile: (403) 645-4617

If to Purchasers or	StarPoint Commercial Trust
any of them:	3900 Bow Valley Square 2
205 – 5th Avenue SW
Calgary, Alberta T2P 2V7
Attention: Land Department
Facsimile: (403) 263-3388

or in accordance with the latest unrevoked instructions delivered by one Party to the other. All notices will be deemed to have been duly given at the time of delivery or, in the case of facsimile, on the first Business Day after faxing.

21.05      Further Assurances. After the Closing Date, at Purchasers’ request, without further consideration, Vendors will execute and deliver or cause to he executed and delivered such other instruments of conveyance and transfer as Purchasers reasonably may request to more effectively vest the Partnership’s interest in the Assets in Purchaser’s nominee.

21.6        Amendments and Waivers. No supplement, modification, waiver or termination of this Agreement will be binding unless executed in writing by the Party to be bound thereby.   No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar) nor will a waiver constitute a continuing waiver unless otherwise expressly provided.

21.7        Privacy Obligations of Purchasers.   In addition to any other obligation of the Purchasers with respect to Confidential Information, the Purchasers shall be responsible for compliance with the applicable privacy laws which govern the collection, use and disclosure of Personal Information, if any, acquired by Purchasers in connection with this Agreement. The Purchasers shall limit, and shall cause its employees and agents to limit, the use, collection and disclosure of the Personal information. if any, to those purposes that relate to this Agreement and shall otherwise limit disclosure of the Personal Information to disclosure required by Applicable Law.   The Purchasers shall use appropriate security measures to protect the Personal Information against inadequate or accidental disclosure. Provided Closing occurs, the Purchasers shall limit, and cause their Representatives to limit, the use and disclosure of the Personal Information, if any, to those purposes for which the Personal Information was initially collected by the Vendors.

21.8        Expenses.   All expenses incurred by Vendors in connection with or related to the authorization, preparation and execution of this Agreement and all other matters related to the Closing of the transaction contemplated hereby, including all fees and expenses of counsel, accountants and financial advisors employed by Vendors, will be borne solely and entirely by Vendors; and all such expenses incurred by Purchasers will be borne solely and entirely by Purchasers.

21.09      Transfer Taxes.  Purchasers will bear all sates, use, property, land transfer, business transfer, commodity and other taxes [***] and duties, levies and other governmental charges incurred with respect to the transfer of the Assets and the transactions undertaken pursuant to Article II.

21.10      Assignment.   Neither Party may assign this Agreement or any part thereof prior to Closing, without the other Party’s prior written consent.   Except as otherwise provided herein. this Agreement will be binding upon and enure to the benefit of the parties and their successors and assigns.

21.11      Public Announcements. The Parties shall co-operate with each other in disseminating written information concerning this Agreement and the transactions contemplated herein, and shall discuss drafts of all press releases and other written statements for dissemination to the public pertaining hereto.   However, nothing in this Section 21.11 shall prevents Party from furnishing any information to any governmental agency or regulatory authority or stock exchange or to the public, insofar only as is required by this Agreement, Applicable Law or securities laws applicable to such Party, provided that a Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other Party with a draft of such statement a sufficient time prior to its release to enable such other Party to review and approve such draft with such amendments as the approving Party may require, such approval not to be unreasonably withheld or delayed. [***]

21.12      Entire Agreement. The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall toe made to this Agreement unless in writing, executed by the Parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings except the Confidentiality Agreement among the Parties relating to the subject matter hereof and expresses the entire agreement of the Parties with respect to the subject matter hereof,

21.13      Subrogation.   The assignment and conveyance to be effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Assets or any part or portion thereof,

21.14      Governing Law.   This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and Applicable Laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

21.15      Time is of Essence. Time shall be of the essence in this Agreement.

21.16      Remedies Cumulative. No reference to or exercise of any specific right or remedy by a Party hereunder shall prejudice or preclude such Party from exercising or invoking any other remedy in respect thereof, whether allowed at law or in equity or expressly provided for herein. No such remedy shall be exclusive or dependent upon any other such remedy but each Party may exercise any one or more of such remedies independently or in combination.

21.17      Signs and Notifications.   After Closing, Purchasers shall remove any signs which indicate Vendors’ ownership or operation of the Partnership and the Assets.   It shall be the responsibility of Purchasers, where necessary, to erect or install any signs that may be required by governmental agencies indicating Purchasers to be the operator of the Partnership and the Assets and to notify other working interest owners, gas purchasers, suppliers, contractors, governmental agencies and any other person of Purchasers’ indirect interest in the Assets.

21.18      Limitations Act.    Subject to any limitation period specifically prescribed in this Agreement, the Parties expressly agree, as is permitted by the Limitations Act, RSA 2000, Ch. L-12, to extend the two (2) year time period provided for under Section 3(1)(a) thereof, to a period of four (4) years.

IN WITNESS WHEREOF this Agreement has been duly executed by each Party as of the date first above written.

EnCana Corporation		1148607 Alberta Limited

Per:	/s/ Kerry D. Dyte	Per::	/s/ D. N. Dwight Barlon
	Kerry D. Dyte		D. N. Dwight Barlon
Title::	General Counsel & Corporate Secretary	Title::	Vice President

Star Point Commercial Trust, By its trustee, 1149708 Alberta Ltd.		1167838 Alberta Ltd.

Per:	/s/ Paul Colborne	Per::	/s/ Paul Colborne
	Paul Colborne		Paul Colborne
Title:	President	Title:	President

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